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                          UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.   20549
                           FORM 12b-25

                   NOTIFICATION OF LATE FILING

[ x ] Form 10-K   [ ] Form 20-F   [ ] Form 11-K   [   ] Form 10-Q

For the period ended December 31, 1999.

     [ ] Transition Report on Form 10-K.
     [ ] Transition Report on Form 20-F.
     [ ] Transition Report on Form 11-K.
     [ ] Transition Report on Form 10-Q.
     For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

                 ADVANCED BIOTHERAPY CONCEPTS, INC.
                      Full Name of Registrant

                         File No. 000-26323

                   6355 Topango Canyon Boulevard
                             suite 510
                 Woodland Hills, California   91367
          Address of principal executive office, including zip.

PART II - RULES 12B-25 and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25, the following should be completed.

               (a)  The reasons described in reasonable detail in
                    Part III of this form could not be eliminated
                    without unreasonable effort or expense;
[ X ]          (b)  The subject annual report, semi-annual
                    report, transition report of Form 10-K, Form
                    20-F, 11K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

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               (c)  The accountant's statement or other exhibit
                    required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

The certifying accountant, John Webster of Williams & Webster, P.S., had an extended illness during the middle of March 2000 and has only recently returned to work. He estimates that he may need up to ten days to finalize and issue the annual audit for inclusion the term 10-KSB. Please see attached declaration from the accountants.

PART IV - OTHER INFORMATION

1. Name and telephone number of person to contact in regard to this notification.

     John Webster
     WILLIAMS AND WEBSTER,P.S.
     601 West Riverside Avenue
     Suite 1940
     Spokane, Washington   99201
     (509) 838-5111

2. Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify reports.

                    Yes x               No

3. Is its anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                    Yes                 No x

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.








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     ADVANCED BIOTHERAPY CONCEPT, INC. caused this notification to signed on its behalf by the undersigned hereunto duly authorized, on this 31st day of March, 2000.

                              ADVANCED BIOTHERAPY CONCEPTS, INC.


                              BY:  /s/ Edmond Buccellato,
                                   Edmond Buccellato, President and
                                   member of the Board of Directors









































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SUPPORTING STATEMENT
FORM 12b-25
PART II(c)

DECLARATION FROM ACCOUNTANTS

State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

During March 2000, John Webster the certifying accountant had an extended illness and has only recently returned to work. We will need an additional ten days to complete all audit work and release the final financial statements of the Company for inclusion in the Form 10-KSB.

/s/ John G. Webster, CPA
Williams & Webster, P.S.

(509) 838-5111